Dundee Corporation Announces DundeeWealth Inc. Share Purchase

Toronto, February 8, 2008: In accordance with regulatory requirements, Dundee Corporation (TSX: DC.A) announces that during the period commencing on January 25, 2008 and ending on February 8, 2008 it acquired 2,670,200 common shares of DundeeWealth Inc. through the facilities of the Toronto Stock Exchange, representing 2.3% of the outstanding common shares.

Following the transaction, Dundee Corporation owns, in aggregate, directly and indirectly, 69,362,531 common shares representing a 58.9% interest in the outstanding common shares of DundeeWealth Inc. and 5,453,668 first preference shares, series X, as well as voting control over 3,107,729 common and special shares, which together represents a 62.8% voting interest in DundeeWealth Inc.

Details will be contained in an early warning report to be filed on DundeeWealth’s SEDAR profile, and to be available at www.sedar.com or by contacting one of the persons listed below.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect $63 billion under management and administration. Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc. Dundee Corporation's real estate activities are conducted through its 77% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States. Resource activities are carried out through its wholly owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation Ned Goodman President and Chief Executive Officer (416) 365-5665	Dundee Corporation Joanne Ferstman Executive Vice President and Chief Financial Officer (416) 365-5010